FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

The following is the text of an announcement released to The Stock Exchange of Hong Kong Limited on 20 August 2026 pursuant to rules 17.06A, 17.06B and 17.06C of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited:

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

20 August 2026
(Hong Kong Stock Code: 5)

HSBC HOLDINGS PLC

GRANT OF CONDITIONAL AWARDS

This announcement is made pursuant to Rules 17.06A, 17.06B and 17.06C of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 19 August 2026, HSBC Holdings plc (the "Company") granted conditional awards ("Awards") to employees and former employees to subscribe for a total of 286,184 ordinary shares of US$0.50 each of the Company ("Shares") under the HSBC Share Plan 2011 (the "Plan").

The following are the details of the grants:

Grants to other grantees:
Category of grantee	Employees and former employees
Number of shares under Awards	286,184
Closing market price of the ordinary shares on the London Stock Exchange on the date of grant	GBP 14.972
Purchase price of Awards granted	GBP 0
Vesting period of the Awards
Under the HSBC Group-wide deferral policy, vesting occurs over a three year period with 33% vesting on the first and second anniversaries of grant and 34% on the third anniversary.

Group and local Material Risk Takers may be subject to longer vesting periods of up to five years, as required under the relevant remuneration regulations. Awards may be subject to a 12-month retention period following vesting.

Immediately vested share awards may be subject to a 12-month retention period following vesting.

The Company views it as appropriate for the immediately vested share awards to vest immediately and not to be subject to a vesting period for two reasons:

1)   The immediately vested share award is a non-deferred portion of the Material Risk Takers remuneration, which must be partly delivered in shares to comply with UK regulation; each employee will also be granted a deferred share award for which the vesting schedule is noted above.

2)   The immediately vested share award is subject to a retention period of 12-months, during which time the shares cannot be sold.

The vesting period for retention awards will align to the completion of the relevant project for which the Award was granted.

The vesting period for buy-out awards for new hires generally mirror those of the forfeited awards from the previous employer. Where the forfeited award was subject to a post vesting retention period, a retention period will be applied to the buy-out award.

Performance Targets and Clawback
Certain awards are subject to the completion of a strategically important project.

No performance targets apply to any other Plan Awards on the basis that the Awards are a form of deferred bonus to meet regulatory requirements in the UK. Performance targets instead attach to the initial award of the Variable Pay.

Buy-out awards are subject to clawback where the forfeited award of the relevant employee's former employer was subject to clawback. Where the employee's forfeited award was not subject to clawback, no clawback terms are applied to the replacement HSBC award.

Clawback applies to the Plan Awards in line with the Company's regulatory obligations as set out in the Company's internal clawback policy.

Arrangements for the Company or a subsidiary to provide financial assistance to the grantees	None
Number of shares available for future grant under the plan mandate
The Plan is subject to two limits on the number of Shares committed to be issued under all Plan Awards:

1.   10% of the ordinary share capital of the Company in issue immediately before that day, less the number of Shares which have been issued, or may be issued, to satisfy Awards under the Plan, or options or awards under any other employee share plan operated by the Company granted in the previous 10 years. The number of Shares available to issue under this limit is 1,112,042,656.

2.   5% of the ordinary share capital of the Company in issue immediately before that day, less the number of Shares which have been issued, or may be issued, to satisfy Awards under the Plan. The number of Shares available to issue under this limit is 357,236,315.

For and on behalf of

HSBC Holdings plc

Angela McEntee
Group Company Secretary

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises: Brendan Robert Nelson*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Wei Sun Christianson†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†,  Steven Craig Guggenheimer†, Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña†, Richard Henry Meddings†, Kalpana Jaisingh Morparia†, Eileen K Murray† and Swee Lian Teo†.

*  Independent non-executive Chairman
†  Independent non-executive Director

HSBC Holdings plc
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom Web:
www.hsbc.com
Incorporated in England and Wales with limited liability. Registration number 617987

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 20 August 2026